Exhibit 99.1


                               CELL KINETICS LTD.
       (an indirect majority-owned subsidiary of Medis Technologies Ltd.)

CONTACT:
Cell Kinetics Ltd.
Jacob Weiss
Chairman
(212) 935-8484
011-972-8918-8630
                              FOR IMMEDIATE RELEASE

                      Cell Kinetics Receives Ticker Symbol

February 11, 2008 - New York, N.Y. -- Cell Kinetics Ltd., an indirect majority-owned subsidiary of Medis Technologies Ltd. (NASDAQ: MDTL), announced today that after the successful completion of its Rights Offering, it has received the ticker symbol of CKNTF for the quotation of its ordinary shares in the over-the-counter market on the OTC Bulletin Board maintained by the FINRA.

The Rights Offering subscribers purchased an aggregate of 3,492,788 Cell Kinetics ordinary shares, at the subscription price of $0.30 per share, and subscribers also received four year warrants to purchase additional Cell Kinetics ordinary shares, at an exercise price of $0.60 per share, at the rate of one such warrant for every two ordinary shares purchased in the Rights Offering.

Cell Kinetics is developing and will market a series of products, its Cell Carrier, under the "CKChip(TM)" trade name. The CKChip can accommodate up to 10,000 cells on individual wells for measuring reactions of living cells in a static state for a considerably long period of time using simple imaging methods such as fluorescence microscopy. Cell Kinetics also intends to source, vet and invest in early stage Israeli-based medical device companies.

This press release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk and uncertainties, including, but not limited to, the successful completion of product development, the success of product tests, commercialization risk, availability of financing and results of financing efforts. Further information regarding these and other risks is described from time to time in the Company's filings with the SEC.







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